UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

WINLAND ELECTRONICS, INC.

(Exact Name Of Registrant As Specified In Its Charter)

MINNESOTA	41-0992135

(State Of Incorporation Or Organization)	(IRS Employer Identification Number)

1950 EXCEL DRIVE, MANKATO, MINNESOTA	56001

(Address Of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:
(507) 625-7231

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☒

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐

Securities Act Registration Statement File Number To Which This Form Relates: [N/A]

Securities to be Registered Pursuant to Section 12(b) of the Act:

NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED:	EACH CLASS IS TO BE REGISTERED:

Preferred Share Purchase Rights	American Stock Exchange

Securities to be Registered Pursuant to Section 12(g) of the Act: NONE

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On December 9, 2003, the Board of Directors of our Company, Winland Electronics, Inc., a Minnesota corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.01 per share. The dividend is payable on December 31, 2003 to the shareholders of record at the close of business on December 31, 2003.

     Our Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics and to protect the long term interests of our stockholders. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

     For those interested in the specific terms of the Rights Agreement as made between our Company and Wells Fargo Bank Minnesota, N.A., as the Rights Agent, on December 9, 2003, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A dated December 10, 2003. A copy of the agreement is available free of charge from us.

The Rights. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on December 31, 2003. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced initially only by the certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after December 31, 2003 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $36, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until:

•	15 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common stock (other than as a result of a Permitted Offer and subject to certain expections), or, if earlier,

•	15 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

     A Permitted Offer is a tender offer or an exchange offer for all outstanding Common Shares of the Company determined by our Board of Directors, after receiving such advice as it deems necessary and giving due consideration to all relevant factors, to be in the best interests of the Company and its shareholders.

     We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

     Our Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a Rights Distribution Date occurs and a person or group is, or becomes, an Acquiring Person, all holders of Rights except the Acquiring Person may, for $36, purchase shares of our common stock with a market value of $72, based on the market price of the common stock prior to such acquisition.

•	Flip Over. If our Company is later acquired in a merger or similar transaction after a Rights Distribution Date occurs and a person or group is, or becomes, an Acquiring Person, all holders of Rights except the Acquiring Person may, for $36, purchase shares of the acquiring corporation with a market value of $72 based on the market price of the acquiring corporation’s stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle holders to quarterly dividend payments of $.01 per one one-hundredth of a Preferred Share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	will entitle holders upon liquidation either to receive $1 per one one-hundredth of a Preferred Share or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock.

•	will, if shares of our common stock are exchanged via merger, consolidation, share exchange or a similar transaction, entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of a one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire on December 9, 2013.

Redemption. Our Board may redeem the Rights for $.001 per Right at any time prior to the Close of Business on the earlier of (i) the Distribution Date or (ii) the Final Expiration Date. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a Rights Distribution Date occurs, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

     Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. From and after a Distribution Date, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

     The Rights Agreement, dated as of December 9, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2. EXHIBITS.

4.1	Rights Agreement, dated as of December 9, 2003, between Winland Electronics, Inc. and Wells Fargo Bank Minnesota, N.A., which includes the form of Certificate of Designation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 10, 2003

Winland Electronics, Inc.

	By:	/s/ Lorin E. Krueger

	Name:	Lorin E. Krueger
	Title:	Chief Executive Officer and President

EXHIBIT LIST

4.1	Rights Agreement, dated as of December 9, 2003, between Winland Electronics, Inc. and Wells Fargo Bank Minnesota, N.A., which includes the form of Certificate of Designation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.